Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2930, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS FIRST QUARTER 2012 RESULTS AND SIGNIFICANT INVESTMENT IN EXPLORATION ACTIVITIES

MONTREAL, Quebec, Canada, May 10, 2012 - Richmont Mines Inc. (TSX - NYSE Amex: RIC), (“Richmont” or the “Corporation”), is pleased to announce its first quarter results for the period ended March 31, 2012. Financial results are based on International Financial Reporting Standards (“IFRS”) and dollars are reported in Canadian currency, unless otherwise noted.

Highlights:

  Q1 2012 net earnings of $2.0 million, or $0.06 per share, versus Q1 2011 net earnings of $8.7 million, or $0.28 per share, which included a one-time $3.0 million gain on the sale of the Valentine Lake property in Newfoundland;

  Substantial exploration and project evaluation program: $4.2 million in Q1 2012, compared to $0.9 million in Q1 2011;

  Gold sales of 16,430 ounces at an average selling price of US$1,684 (CAN$1,686) in Q1 2012, versus gold sales of 19,234 ounces at an average selling price of US$1,384 (CAN$1,369) in the prior year;

  Strong financial position: $69.3 million in cash and cash equivalents, $72.2 million in working capital and only 33.5 million shares outstanding at March 31, 2012;

  Strong 2012 drill results at Wasamac, including 6.40 g/t Au over 52.8 metres true width in Main Zone;

  Five focus areas identified to improve Wasamac project economics;

  Mr. Paul Carmel appointed as President and CEO;

  Mr. Christian Pichette promoted to Executive Vice President and Chief Operating Officer.

Mr. Greg Chamandy, Executive Chairman of the Board of Directors of Richmont Mines commented: “We invested significantly in exploration and project evaluation during the quarter, and while this $4.2 million expense contributed to lower year-over-year net earnings, these efforts are essential to ensuring Richmont’s long term production profile. Of particular note were our investments at the Island Gold Mine, where promising drill results have confirmed the potential at depth, and our Wasamac property, where we are completing advanced exploration work and continue to evaluate areas to improve the economic potential of the project. Operationally, the Beaufor Mine performed well in the first quarter, with gold sales of 6,452 ounces versus 5,001 ounces last year. Results from our Island Gold Mine were below budget in the first three months of this year with gold sales of 9,978 ounces versus 14,233 ounces in 2011. The shortfall was a result of a one-week shut down caused by mechanical issues with the primary ball mill as well as development during the quarter of newly identified reserve blocks that resulted in lower availability of mining areas. The Corporation expects to make up the shortfall in production at Island Gold during the fiscal year.”

RICHMONT MINES REPORTS FIRST QUARTER 2012 RESULTS AND SIGNIFICANT INVESTMENT IN EXPLORATION ACTIVITIES
May 10, 2012

Q1 2012 Results
Total precious metals revenue increased to $27.7 million, a 5% increase, from $26.3 million in the first quarter of 2011, driven by a 23% increase in the average selling price per ounce in Canadian dollars, the effects of which were partially mitigated by a decline in the number of ounces sold. A total of 16,430 ounces of gold were sold at an average price of US$1,684 (CAN$1,686) per ounce in the current quarter, versus gold sales of 19,234 ounces of gold that were sold at an average price of US$1,384 (CAN$1,369) per ounce in the same period last year.

Cost of sales, which includes operating costs, royalties, custom milling expenses and some related depreciation and depletion expense, totalled $18.5 million in the first quarter of 2012, up from $16.5 million in the comparable period last year. The increase was primarily driven by the higher production at the Beaufor Mine. The average cash cost per ounce of gold sold increased to US$963 (CAN$964) in the first quarter of 2012, from US$740 (CAN$732) in the year-ago period. This notable increase was mostly driven by lower recovered grades at both operating mines and lower tonnage at the Island Gold Mine.

Exploration and project evaluation costs totalled $4.2 million in the first quarter of 2012, versus $0.9 million spent in the same period last year. However, when excluding exploration tax credits of $1.1 million during the current quarter and $1.6 million in the comparable period of 2011, exploration and project evaluation costs were $5.3 million and $2.5 million respectively. The year-over-year increase was driven by a significant expansion in exploration drilling, most notably at the Island Gold Mine, and advanced exploration work and ongoing evaluation of areas to improve the economics of the Wasamac gold project. On a segmented basis, exploration costs before tax credits were approximately $2.0 million at the Island Gold Mine, $2.1 million on Wasamac property, $0.5 million on Monique property and $0.3 million at the Beaufor Mine, while exploration and project evaluation costs at other properties amounted to $0.4 million during the current quarter.

Administration expenses totaled $2.7 million in the first quarter of 2012, up from $1.3 million in the comparable period of 2011. The increase reflects higher non-cash expenses associated with share-option compensation, and the payment of $0.9 million of the total $1.8 million severance compensation payable to Martin Rivard, President and CEO of the Corporation, who announced his resignation in late February 2012.

Net earnings for the first quarter of 2012 decreased to $2.0 million, or $0.06 per share, compared with first quarter of 2011 net earnings of $8.7 million, or $0.28 per share, which included $3.0 million in proceeds from the sale of the Corporation’s Valentine Lake property.

Strong Cash Position and Solid Capital Structure
Cash and cash equivalents totalled $69.3 million at March 31, 2012, up 9% or $5.8 million from the December 31, 2011 year-end level of $63.5 million. This increase reflects the $10.0 million investment made in the form of convertible debentures by Mr. Bob Buchan and two members of his immediate family when Mr. Buchan joined the Richmont Board of Directors in January 2012, and the $6.8 million of cash generated by operating activities during the quarter, offset by the approximately $11.9 million spent on capital expenditures during the three month period.

As of March 31, 2012, Richmont Mines had 520 employees, working capital of $72.2 million, 33.5 million shares outstanding and no hedging contracts.

RICHMONT MINES REPORTS FIRST QUARTER 2012 RESULTS AND SIGNIFICANT INVESTMENT IN EXPLORATION ACTIVITIES
May 10, 2012

Operational Highlights

Island Gold Mine
	Three months ended
	March 31,	March 31,
	2012	2011

Tonnes	57,923	72,380
Head grade (g/t)	5.57	6.39
Gold recovery (%)	96.19	95.73
Recovered grade (g/t)	5.36	6.12
Ounces sold	9,978	14,233
Cash cost per ounce (US$)	903	658

A total of 57,923 tonnes of ore were processed from the Island Gold Mine in the first quarter of 2012, a decrease from the 72,380 tonnes of ore processed in the first quarter of 2011. The lower tonnage levels reflect that the mill was shut down for one week in February following a pinion shaft failure on the primary ball mill. Overall tonnage similarly reflects that the Corporation focused on accessing new reserve blocks during the period, and as mining is carried out using a longitudinal retreat method, previously prepared stopes located closer to the ramp will be mined sequentially once these newly accessed reserve blocks have been mined. As a result of reduced tonnage from underground in the first half of the quarter, stockpiled lower grade material was processed at the mill, which contributed to a lower first quarter recovered grade of 5.36 g/t versus 6.12 g/t in the prior year. This lower average recovered grade in combination with reduced processed tonnage resulted in an increase in the cash cost per ounce sold to US$903 (CAN$904) in the current quarter, from US$658 (CAN$651) last year. The Island Gold Mine sold a total of 9,978 ounces of gold at an average price of US$1,683 (CAN$1,685) in the first quarter of 2012, versus gold sales of 14,233 ounces at an average price of US$1,379 (CAN$1,364) per ounce in the comparable period last year. The Corporation is forecasting annual production of 45,000 to 50,000 ounces of gold at Island Gold Mine in 2012.

Beaufor Mine
	Three months ended
	March 31,	March 31,
	2012	2011

Tonnes	29,987	18,826
Head grade (g/t)	6.80	8.38
Gold recovery (%)	98.42	98.58
Recovered grade (g/t)	6.69	8.26
Ounces sold	6,452	5,001
Cash cost per ounce (US$)	1,057	971

RICHMONT MINES REPORTS FIRST QUARTER 2012 RESULTS AND SIGNIFICANT INVESTMENT IN EXPLORATION ACTIVITIES
May 10, 2012

A total of 29,987 tonnes were processed from the Beaufor Mine in the first quarter of 2012, a notable increase over the 18,826 tonnes processed in the comparable period of 2011. The recovered grade of 6.69 g/t in the current period was essentially in line with the December 2011 reserve grades for this mine, but was below the recovered grade of 8.26 g/t in the first quarter of 2011, when higher grade development ore and stopes were accessed, primarily below the 20th level of the mine. While the Beaufor Mine’s cost per tonne decreased year-over-year as a result of the higher processed tonnage, total cash cost per ounce produced rose to US$1,057 (CAN$1,058) in the current quarter from US$971 (CAN$961) in the prior year, a reflection of the lower recovered grades. A total of 6,452 ounces of gold were sold in the first quarter of 2012 at an average price of US$1,686 (CAN$1,688), compared to 5,001 ounces of gold sold at an average price of US$1,399 (CAN$1,384) in the comparable period of 2011. The Corporation is forecasting annual production at the Beaufor Mine of between 20,000 and 25,000 ounces of gold in 2012.

Camflo Mill
The Camflo Mill processed a total of 36,463 tonnes during the first quarter of 2012, up from the 16,127 tonnes processed during the first quarter of 2011. This increase reflects the significant increase year-over-year in the tonnage milled from Beaufor, and 7,314 tonnes of custom milling completed in the first quarter of 2012 whereas there was no custom milling in the comparable period of 2011.

First Quarter 2012 and Recent Developments

Wasamac Gold Project
In mid-March, the Corporation announced favourable new 2012 drill results for the Wasamac Gold Project, located in Rouyn-Noranda, Quebec, which included 2.97 g/t Au over 69.47 metres, 3.70 g/t Au over 56.70 metres and 3.70 g/t Au over 29.89 metres in the Main Zone. Please see the March 15, 2012 press release entitled “Drilling program at Wasamac yields additional significant results” for details.

On May 8, 2012 Richmont announced favourable new drill results at the Wasamac Gold Project, which included 6.40 g/t Au over 52.80 metres true width in the Main Zone, and 7.09 g/t Au over 5.22 metres true width in the newly identified Zone 4. The Corporation simultaneously announced that five key areas had been identified as part of its objective to improve the economics of the project. Please see the May 8, 2012 press release entitled “Richmont intercept 6.40 g/t Au over 52.8 metres and announces five focus areas to improve project economics” for full details.

Richmont released details of an independent Regulation 43-101 Preliminary Economic Assessment (“PEA”) for the Wasamac Gold Project during the first quarter. The study outlined several areas in which the project economics may be improved, and as a result Richmont plans to conduct further surface and underground exploration work and technical studies on the property in 2012, for a total additional investment of approximately $15 million. Please see the March 28, 2012 press release entitled “Richmont announces results from a preliminary economic assessment for Wasamac and approves $15 million advanced exploration budget” for additional details. The Corporation will focus on improving the economics of the project by means of the five key focus areas identified, and will update the market throughout 2012.

RICHMONT MINES REPORTS FIRST QUARTER 2012 RESULTS AND SIGNIFICANT INVESTMENT IN EXPLORATION ACTIVITIES
May 10, 2012

Francoeur Mine
Progress continues to be made at the Francoeur Mine during 2012. In the first three months of the year, a total of 1,418 metres of additional underground development and 7,543 metres of definition drilling were completed, and 7,059 tonnes of lower-grade development ore was shipped to the Camflo Mill and stockpiled. This development ore will be processed during the second quarter of the year. As previously noted, definition drilling information obtained to date suggest that the mineralized zones appear to be more discontinuous in the upper portion of the West Zone than in the initial geological model, and grades are mostly in the range of 4.5 g/t to 5.5 g/t Au versus the 2009 Probable reserve grade of 6.9 g/t Au. The Corporation will reassess Francoeur’s reserves and mining plan towards the end of the second quarter of 2012, and will provide production guidance and an updated reserve and resource estimate for this mine at that time.

W Zone – Beaufor Mine Property
The development of the W Zone, a near-surface satellite deposit on the Beaufor Mine property, is advancing well, and a total of 258 metres had been completed on the ramp as of the end of the first quarter of 2012. Richmont continues to anticipate that one year of development will be required to access the targeted mineralized zone of this deposit. In addition, the Corporation will continue to complete additional drilling from surface to further evaluate the potential of the W and other previously identified near-surface zones during 2012.

Monique Gold Property
Objectives for Monique in 2012 include processing a 5,000 tonne bulk sample from this property at the Corporation’s Camflo Mill, located approximately 50 km away, and completing more technical work on the property in order to evaluate the potential extension of the resources at depth using more selective underground mining methods. The required documentation for the permitting of an open pit operation on the Monique property was submitted at the end of 2011. The Monique property currently has Indicated open pit estimated resources of 728,164 tonnes grading 2.35 g/t Au for 55,112 ounces of gold.

Corporate News
As previously announced, Mr. Bob Buchan was appointed to the Board of Directors as Vice Chairman in mid-January 2012. Mr. Buchan and two members of his immediate family invested $10 million in Richmont in the form of convertible debentures in conjunction with this appointment. These debentures bear an annual interest rate of 7.6%, and are convertible into Richmont common shares at a conversion price of $12.17 per share. Full details are available in the January 11, 2012 press release entitled “Gold industry veteran Bob Buchan joins the Board of Directors of Richmont Mines as Vice Chairman”, and the February 1, 2012 press release entitled “Richmont Mines Inc. completes CAN$10 M private placement with Mr. Bob Buchan”.

In late February 2012, Richmont announced the resignation of Martin Rivard, President and CEO of the Corporation, effective August 31, 2012. The Corporation commenced a search for a new President and Chief Executive Officer at that time.

In mid-April 2012, the Corporation announced the appointment of gold industry veteran Ebe Scherkus to its Board of Directors. Mr. Scherkus retired in February 2012 from Agnico-Eagle Mines Limited (“Agnico-Eagle”), after a 27 year career with the company. He served as President and Chief Operating Officer of Agnico-Eagle from December 2005 until his retirement, Executive Vice-President, Operations from 1998 to 2005, Vice-President, Operations from 1996 to 1998, manager of the company’s La Ronde Division from 1986 to 1996, and as a project manager from 1985 to 1986. His extensive experience in opening, building and acquiring gold mines will be of tremendous benefit to Richmont in the Corporation’s objective to become a world-class intermediate gold miner. Please see the April 12, 2012 press release entitled “Gold industry veteran Ebe Scherkus to join the Richmont Mines Board of Directors” for full details.

RICHMONT MINES REPORTS FIRST QUARTER 2012 RESULTS AND SIGNIFICANT INVESTMENT IN EXPLORATION ACTIVITIES
May 10, 2012

On May 10, 2012, the Corporation announced that Mr. Paul Carmel had been named President and Chief Executive Officer. In addition to having a comprehensive background in mining engineering, Mr. Carmel has extensive experience in mergers and acquisitions, corporate finance and investor relations. Concurrent with Mr. Carmel’s appointment, the Corporation announced that Mr. Christian Pichette was promoted to the position of Executive Vice President and Chief Operating Officer. Please see the May 10, 2012 press release entitled “Richmont Mines announces executive appointments: Paul Carmel as its President and Chief Executive Officer; and Christian Pichette as its Executive Vice-President and Chief Operating Officer » for additional details.

Outlook
Richmont is targeting 2012 annual production of 65,000 to 75,000 ounces of gold from its Beaufor and Island Gold mines. An updated reserve and resource estimate and mining plan for the Francoeur Mine will be released towards the end of the second quarter of 2012, at which time Richmont will provide production guidance for this mine. The Corporation is committed to thoroughly evaluating Wasamac’s long-term potential for its shareholders. As such, Richmont’s objectives in 2012 for this property include conducting additional exploration drilling, advancing all technical and environmental studies, evaluating cost improvement opportunities, and applying for permits to initiate the development of an exploration ramp on the property.

Greg Chamandy
Executive Chairman of the Board of Directors

About Richmont Mines Inc.
Richmont has produced over 1,200,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from its Island Gold and Beaufor mines, and is currently advancing its Francoeur Mine to commercial production, which should increase Richmont’s production to an annual rate of approximately 100,000 ounces of gold. With extensive experience in gold exploration, development and mining, the Corporation is well positioned to cost-effectively build its Canadian reserve base through a combination of organic growth, strategic acquisitions and partnerships. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Regulation 43-101 (“R 43-101”)
The geological data in this news release has been reviewed by Mr. Daniel Adam, Geo., Ph.D, General Manager, Exploration and Sustainable Development, an employee of Richmont Mines Inc., and a qualified person as defined by R 43-101.

RICHMONT MINES REPORTS FIRST QUARTER 2012 RESULTS AND SIGNIFICANT INVESTMENT IN EXPLORATION ACTIVITIES
May 10, 2012

Cautionary Note to U.S. Investors Concerning Resource Estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with R 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE Amex
Web Site: www.richmont-mines.com
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FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS FIRST QUARTER 2012 RESULTS AND SIGNIFICANT INVESTMENT IN EXPLORATION ACTIVITIES
May 10, 2012

EXPLORATION AND PROJECT EVALUATION
	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

Exploration costs – Mines
Beaufor	340	231
Island Gold	2,015	436
Francoeur	130	38

	2,485	705
Exploration costs – Other properties
Wasamac	2,104	740
Monique	490	916
Other	76	32
Project evaluation	123	97

	2,793	1,785

Exploration and project evaluation before depreciation and exploration tax credits	5,278	2,490
Depreciation	33	36
Exploration tax credits	(1,089)	(1,632)

	4,222	894

RICHMONT MINES REPORTS FIRST QUARTER 2012 RESULTS AND SIGNIFICANT INVESTMENT IN EXPLORATION ACTIVITIES
May 10, 2012

FINANCIAL DATA
	Three-month period
	ended March 31,
CAN$	2012	2011

Results (in thousands of $)
Precious metals revenue	27,707	26,338
Net earnings	2,030	8,712
Cash flow from operating activities	6,790	9,502

Results per share ($)
Net earnings basic	0.06	0.28
Net earnings diluted	0.06	0.27
Cash flow from operating activities	0.20	0.31

Basic weighted average number of common shares outstanding (thousands)	33,175	31,271
Diluted weighted average number of common shares outstanding (thousands)	33,666	31,763

Average selling price of gold per ounce	1,686	1,369
Average selling price of gold per ounce (US$)	1,684	1,384

	March 31,	December 31,
	2012	2011

Financial position (in thousands of $)
Total assets	184,293	167,990
Working capital	72,246	68,711
Long-term debt	9,469	-

SALES AND PRODUCTION DATA
	Three-month period ended March 31,
		Ounces of gold		Cash cost
	Year	Sales	Production	(per ounce sold)
				US$	CAN$
Island Gold Mine	2012	9,978	9,964	903	904
	2011	14,233	14,430	658	651
Beaufor Mine	2012	6,452	6,271	1,057	1,058
	2011	5,001	4,467	971	961
Total	2012	16,430	16,235	963	964
	2011	19,234	18,897	740	732

Note:	Average exchange rate used for 2011: US$1 = CAN$0.9891
estimated exchange rate: US$1 = CAN$1.0011

RICHMONT MINES REPORTS FIRST QUARTER 2012 RESULTS AND SIGNIFICANT INVESTMENT IN EXPLORATION ACTIVITIES
May 10, 2012

CONSOLIDATED INCOME STATEMENTS
(Unaudited)	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

CONTINUING OPERATIONS
Revenues from precious metals	27,707	26,338
Cost of sales	18,475	16,455

GROSS PROFIT	9,232	9,883

OTHER EXPENSES (REVENUES)
Exploration and project evaluation	4,222	894
Administration	2,729	1,301
Gain on disposal of long-term assets	-	(3,000)
Other revenues	(399)	(91)

	6,552	(896)

OPERATING EARNINGS	2,680	10,779

Financial expenses	189	137
Financial revenues	(280)	(156)

EARNINGS BEFORE MINING AND INCOME TAXES	2,771	10,798

MINING AND INCOME TAXES	741	2,086

NET EARNINGS FOR THE PERIOD	2,030	8,712

EARNINGS PER SHARE
Basic	0.06	0.28
Diluted	0.06	0.27

BASIC WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	33,175	31,271

DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (in thousands)	33,666	31,763

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS FIRST QUARTER 2012 RESULTS AND SIGNIFICANT INVESTMENT IN EXPLORATION ACTIVITIES
May 10, 2012

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
	March 31,	December 31,
	2012	2011
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	69,314	63,532
Shares of publicly-traded companies	480	893
Receivables and other current assets	3,751	3,063
Income and mining tax assets	916	916
Exploration tax credits receivable	12,820	13,176
Inventories	7,996	7,597

	95,277	89,177

RESTRICTED DEPOSITS	684	290

PROPERTY, PLANT AND EQUIPMENT	86,690	77,456

DEFERRED INCOME AND MINING TAX ASSETS	1,642	1,067

TOTAL ASSETS	184,293	167,990

LIABILITIES

CURRENT LIABILITIES
Payables, accruals and provisions	13,951	12,005
Income and mining tax liabilities	8,704	8,461
Current portion of borrowings	376	-

	23,031	20,466
BORROWINGS	9,469	-

ASSET RETIREMENT OBLIGATIONS	6,701	6,685

DEFERRED INCOME AND MINING TAX LIABILITIES	6,990	6,705

TOTAL LIABILITIES	46,191	33,856

EQUITY
Share capital	106,422	104,872
Contributed surplus	7,387	6,688
Retained earnings	24,203	22,173
Accumulated other comprehensive income	90	401

TOTAL EQUITY	138,102	134,134

TOTAL EQUITY AND LIABILITIES	184,293	167,990

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS FIRST QUARTER 2012 RESULTS
May 10, 2012

CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)	Three months ended
	March 31,	March 31,
	2012	2011
	$	$

OPERATING ACTIVITIES
Net earnings for the period	2,030	8,712
Adjustments for:
Depreciation and depletion	2,422	2,440
Taxes received (paid)	(1,028)	108
Interest revenues	(230)	(113)
Interest and accretion expenses	146	-
Share-based compensation	486	216
Accretion expense – asset retirement obligations	16	32
Gain on disposal of long-term assets	-	(3,000)
Gain on disposal of shares of publicly-traded companies	(89)	(43)
Mining and income taxes	741	2,086

	4,494	10,438

Net change in non-cash working capital items	2,296	(936)

Cash flow from operating activities	6,790	9,502

INVESTING ACTIVITIES
Disposition of shares of publicly-traded companies	191	69
Restricted deposits	(394)	-
Interests received	249	108
Property, plant and equipment – Francoeur Mine	(6,366)	(3,819)
Property, plant and equipment – Island Gold Mine	(2,315)	(1,334)
Property, plant and equipment – Beaufor Mine	(469)	(907)
Property, plant and equipment – W Zone	(2,685)	-
Property, plant and equipment – Other	(90)	(93)
Disposition of property, plant and equipment	-	3,000

Cash used in investing activities	(11,879)	(2,976)

FINANCING ACTIVITIES
Issue of convertible debentures	10,000	-
Issue of common shares	1,093	492
Interests paid	(127)	-
Payment of finance lease obligations	(95)	-

Cash flow from financing activities	10,871	492

Net change in cash and cash equivalents	5,782	7,018

Cash and cash equivalents, beginning of period	63,532	40,030

Cash and cash equivalents, end of period	69,314	47,048

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).